Filed by HudBay Minerals Inc.

Pursuant to Rule 425 under the Securities Act of 1933, as amended

Subject Company: Augusta Resource Corporation

Commission File Number: 001-32943

Date: February 20, 2014

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SPECIAL (BNN-TV), Toronto, 20 Feb 2014, Reach: 0, Time: 03:10am, Length: 00:06:11, Ref# 1E9B8DF-1
Anchor/Reporters: ANCHOR

INTERVIEW WITH DAVID GAROFALO

CATHERINE MURRAY (BNN-TV): Yesterday after the close Hudbay Minerals reported an adjusted loss of five cents per share in the fourth quarter falling short of analysts’ estimates. The update comes as Hudbay tries to acquire Augusta Resources for $428 million through a hostile offer.
For the latest on the bid as well as the company, we’re now joined by David Garofalo, CEO of Hudbay Minerals.

David, great to have you in with us again. Thank you.

DAVID GAROFALO (Chief Executive Officer, Hudbay Minerals): Thanks for having me on.

CATHERINE MURRAY: Let’s talk a little bit about first of all your interest in Augusta, the bid here. What assets do they have that you want?

DAVID GAROFALO: Well, the only undeveloped Rosemont Copper deposit in Arizona. It’s a porphyry style deposit, much like the one we’ve just built in Constancia, similar scale. Constancia was a $1.7 billion project. It’s nearly constructed and that project, their capital cost they submitted is about 1.2 billion. But a very similar scale production rate, a very similar geology.
We can take our project team from Constancia, marry it up with the project team they have on the ground in Arizona, and there’s a lot of synergies that can be realized there.

CATHERINE MURRAY: It’s interesting though, David — a lot of people have pointed out, of course I’d love to get your reaction — you and your company don’t normally do hostile take-over offers or bids. Why is it hostile?

DAVID GAROFALO: Well, you know, in this environment right now juniors have had a very difficult time in terms of their valuations. Their multiples have been significantly compressed.  So I think for a lot of boards and management, it’s very difficult to accept share prices at these low absolute levels. And so quite often, bids don’t get shown to the shareholders. So we decided to go directly to the shareholders because we actually think we’re crystalizing significant value for them.

CATHERINE MURRAY: Why do you think it’s crystallizing significant value? I mean, when you look at some of the projects that they have, as you just talked about the project in Arizona, that from what I understand has a 20-year life.

DAVID GAROFALO: It…

CATHERINE MURRAY: That sounds quite long if you’re one of those shareholders, worth quite a bit.

DAVID GAROFALO: Well, we’ve come in with a 60-per-cent plus premium to the 20-day volume-weighted average price. But what we also bring to the table is the financial and technical capacity to actually build the mine, finance it from internal cash flow. And that’s what Augusta is missing. Augusta in fact has negative working capital right now, really doesn’t have a discernible means to actually finance the project, doesn’t have an owner’s team built out to build it out. We have that. We’ve built 28 mines in the 87 years we’ve been in business, so we bring that technical expertise and depth of financial capacity to bear here.

CATHERINE MURRAY: David, it’s interesting though because you know, we talk a lot about this on BNN that there is a disconnect in terms of larger companies looking to acquire smaller companies that have more difficult situations right now from a balance sheet perspective. And there’s a disconnect in terms of what the true value is.
I’m curious in terms of seeing some of these deals take place. What’s the chatter in the boardrooms, in the executive offices such as yourselves as it relates to how aggressive do we need to be to make sure that nobody else comes in and does another bid?

DAVID GAROFALO: Well, I wouldn’t characterize it as aggressive. I’d characterize it being disciplined. And we allocate capital, expecting to get a real rate of return back in our invested capital, and that includes the acquisition costs of a company like Augusta, plus the cost to construct the mine. So we’re committing almost $2 billion of capital towards this, all in. And we have to generate an adequate return of capital for shareholders and it has to be above and beyond what our cost of capital is.

CATHERINE MURRAY: Um-hmm.

DAVID GAROFALO: Otherwise we’re not building a real business. All we’re (inaudible) is a commodity play, which doesn’t serve anybody. And if you look at what’s happened in the mining business over the last four or five years with significant CEO turnover…

CATHERINE MURRAY: Yeah.

DAVID GAROFALO: … that discipline was lost. They weren’t looking for returns on capital. They were just looking for growth, for growth’s sake.

CATHERINE MURRAY: Um-hmm.

DAVID GAROFALO: And destroyed capital as a result. And we’re not going to do that.

CATHERINE MURRAY: Do you feel, David, though, when you look at some of your colleagues within the industry, that there has really been a change or that discipline is back and we can feel more comfortable in the group in general?

DAVID GAROFALO: I’d say now it is because capital’s scarce and I think companies are being forced to exert some financial discipline. But look, capital ebbs and flows; and when capital comes back in the space in a significant fashion, there are going to be some companies that are quite frankly going to lose that discipline.

CATHERINE MURRAY: Okay. Right, that you… one might think that that could happen again.

DAVID GAROFALO: Absolutely.

CATHERINE MURRAY: David, let’s talk a little bit though about your quarter that you reported yesterday after close, and then you did have your conference call this morning. What do you think is one of the reasons for when I saw the stock earlier it was trading lower?

DAVID GAROFALO: I can only speculate, it’s not on significant volume. Our earnings in the quarter were more or less in line with our expectations, a little weaker than we’d hoped from our 777 Mine.
I think the bigger story here is we’re in a period of significant transformation, transition. We’re going from one to four operating mines by the end of this year. So we’re ramping up three new ones and our earnings and cash flow generation capacity will increase immeasurably I think over the course of the year.

CATHERINE MURRAY: What was some of the pushback or the questions on the conference call though from the analyst community?

DAVID GAROFALO: Oh, you know, it’s a lot of stuff down to the, you know, the granular detail, what’s happening at the operations. Our projects are a significant area of focus for investors because we’re near the end of the construction of those projects and the production’s starting to ramp up.
So they focus on the commissioning risks associated with that, the remaining capital risk, that sort of thing, to ensure that we’re going to be able to maintain our budgets and our timelines.

CATHERINE MURRAY: And, David, I just want to mention to our viewers and you as well to get your reaction from a global perspective, but we did just get news that Canada announces sanctions against Ukraine. So that I want to pass on to our viewers.
But also, when you step back and you look at the… the world today, what are the risks you see and/or opportunities?

DAVID GAROFALO: Well, in our business in particular, there’s certainly a syndrome of not in my backyard for mining. It’s very difficult to get permits. Even in the energy space generally, look what’s happened with Keystone and Northern Gateway.

CATHERINE MURRAY: Um-hmm.

DAVID GAROFALO: It’s very difficult to get that social license, let alone the permitting to get these projects into construction. So it’s important for companies of… like of our size, medium size, not to stretch yourselves too thinly from a political risk standpoint, to be in investment-grade countries, to be in countries that have a rational regulatory framework for getting natural resources developed.

CATHERINE MURRAY: Um-hmm.

DAVID GAROFALO: And that’s the case for Canada and Peru. Arizona, a little bit less so. It’s not as prescriptive. It’s more politicized, but fortunately for Augusta they’ve been, you know, running the permitting process for close to eight years and…

CATHERINE MURRAY: Yeah.

DAVID GAROFALO: … it’s getting to, I hope, an end for them.

CATHERINE MURRAY: Absolutely. David, thank you very much for being with us.

DAVID GAROFALO: Thanks for having me on.

CATHERINE MURRAY: Thank you. That was David Garofalo, CEO of Hudbay Minerals.

The full details of the offer by Hudbay to purchase all of the issued and outstanding common shares of Augusta (the “Offer”) have been set out in the takeover bid circular and accompanying offer documents (collectively, the “Offer Documents”), which Hudbay has filed with the Canadian securities regulatory authorities. Concurrently, Hudbay has filed with the Securities and Exchange Commission (the “SEC”) a registration statement on Form F-10 (the “Registration Statement”), which contains a prospectus relating to the Offer (the “Prospectus”), and a tender offer statement on Schedule TO (the “Schedule TO”). This transcript is not a substitute for the Offer Documents, the Prospectus, the Registration Statement or the Schedule TO. AUGUSTA SHAREHOLDERS AND OTHER INTERESTED PARTIES ARE URGED TO READ THESE DOCUMENTS, ALL DOCUMENTS INCORPORATED BY REFERENCE, ALL OTHER APPLICABLE DOCUMENTS AND ANY AMENDMENTS OR SUPPLEMENTS TO ANY SUCH DOCUMENTS WHEN THEY BECOME AVAILABLE, BECAUSE EACH CONTAINS OR WILL CONTAIN IMPORTANT INFORMATION ABOUT HUDBAY, AUGUSTA AND THE OFFER. Materials filed with the Canadian securities regulatory authorities are available electronically without charge at www.sedar.com. Materials filed with the SEC are available electronically without charge at the SEC’s website, www.sec.gov. All such materials may also be obtained without charge at Hudbay’s website, www.hudbayminerals.com or by directing a written or oral request to the Information Agent for the Offer, Kingsdale Shareholder Services Inc., toll-free at 1-877-659-1818 or by e-mail at contactus@kingsdaleshareholder.com or to the Vice President, Legal and Corporate Secretary of Hudbay at 25 York Street, Suite 800, Toronto, Ontario, telephone (416) 362-8181.

This transcript does not constitute an offer to buy or the solicitation of an offer to sell any of the securities of Augusta.  The securities registered pursuant to the Registration Statement are not offered for sale in any jurisdiction in which such offer or sale is not permitted.